

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-Mail
Michelle Mercier
Chief Financial Officer and Director
Umax Group Corp.
3923 West 6th Street, Ste. 312
Los Angeles, CA 90020

     Re: **Umax Group Corp.**
              Item 4.02 Form 8-K
              Filed January 27, 2014
              File No. 333-174334

Dear Ms. Mercier:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jennifer Thompson

              Jennifer Thompson
              Accounting Branch Chief